Exhibit 99
                                  NEWS RELEASE

Media Contacts:   Christopher Ljungkull              Daryn Teague
                    Legal Research Center              Teague Communications
                    (800) 776-9377                     (661) 297-5292
                    crl@lrci.com                       teaguecomm@aol.com

Legal Research Center Announces
49% Revenue Growth, Record Earnings

Minneapolis - May 4, 2000 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today reported its results for the first quarter ended March 31, 2000.

     For the quarter, revenues increased 49 percent to $1,221,959, compared to $819,671 for the first quarter of 1999.

     The company showed particularly strong earnings growth in the first quarter, reporting net income of $232,919, or $.09 per share, compared to $79,024, or $.03 per share, for the same period a year ago. This represents an increase of 195 percent in net income over the first quarter of 1999.

     LRC's actual EBITDA (earnings before interest, taxes, depreciation and amortization) was $245,643 for the first quarter, or $.10 per share, versus $114,000 for the first quarter of 1999, or $.05 per share.

     "With the reporting of these quarterly results, LRC is clearly demonstrating its consistency as a profitable and growing company," said Christopher Ljungkull, chief executive officer of Minneapolis-based LRC. "This marks the seventh consecutive quarter of strong performance in the company's revenue and net income."

     (more)

Legal Research Center Announces 1Q00 Results
Page Two

     "We're obviously delighted that we were able to generate a substantial increase in net income for our shareholders," said Ljungkull. "This was accomplished in the first quarter by maintaining our strong sales performance in the core business of legal research and writing services, while once again posting gross margins in excess of 50 percent."

     "LRC's second quarter is already off to a promising start as we continue to see growth in the category of outsourced legal research services and products," said James Seidl, LRC's president. "Beyond this growth in the core business, we are on the verge of making a major announcement that will catapult us into online compliance training. This use of the Internet as a delivery system for corporate compliance-related legal research is an important vehicle for the future growth of the company."

     Minneapolis-based Legal Research Center (http://www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Founded in 1978, LRC's work products include multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs, prepared by a staff of highly credentialed attorneys, carefully selected for their research, analytical, writing and client-service skills. LRC's research attorneys are honors graduates who have practiced law for at least two years, and many for over 20, in major law firms and corporate law departments throughout the United States.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues through the company's strategic alliances and the successful development of other new business, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.

                                      # # #

                   (Consolidated statements of income follow)

LEGAL RESEARCH CENTER, INC.

CONSOLIDATED STATEMENTS OF INCOME
      (unaudited)
                                                           Three Months
                                                          Ended March 31,
                                                    ---------------------------
                                                       2000            1999
                                                    ---------------------------

Revenues                                            $1,221,959     $  819,671
 Income from operations                             $  212,204     $   77,875
 Net income                                         $  232,919     $   79,023
 Net income per common share
                                          Basic     $     0.09     $     0.03
                                        Diluted     $     0.08     $     0.03
Weighted average common
 shares outstanding                       Basic      2,563,984      2,409,252
                                        Diluted      2,786,334      2,539,371


CONDENSED CONSOLIDATED BALANCE SHEETS
      (unaudited)

                                                                     March 31,
                                                                       2000
                                                                    ----------

Current assets                                                      $2,393,470
Furniture and equipment, net                                            16,680
Intangible assets                                                      103,398
                                                                    ----------
  Total assets                                                      $2,513,548
                                                                    ==========

Current liabilities                                                 $  397,104
Stockholders' equity                                                 2,116,444
                                                                    ----------
  Total liabilities and stockholders' equity                        $2,513,548
                                                                    ==========